Exhibit 99.4

Intellipharmaceutics Announces 2012 Year End Results

TORONTO, Jan. 31, 2013 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the year ended November 30, 2012. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

The Company recorded a net loss for the year ended November 30, 2012 of $6.1 million, or $0.36 per common share, compared with a loss of $4.9 million, or $0.33 per common share for the year ended November 30, 2011. The increased loss can be attributed to an increase in stock-based compensation, a reduction in the fair value adjustment of derivative liability, and a reduction in revenue in the year ended 2012 compared to the prior year. This was partially offset by a nil financing expense in the year ended November 30, 2012 compared to financing expense of $2.4 million in the prior year related to the Company's February 2011 private placement financing. Stock-based compensation expense in the year ended 2012 was $2.4 million versus $0.7 million in the prior year. The fair value adjustment of derivative liability in the year ended November 30, 2012 was $3.8 million versus $5.3 million in the prior year. Revenues related to the amendment of the development and commercialization agreement with Par Pharmaceutical, Inc. ("Par") in the year ended November 30, 2012 was $0.1 million versus $0.5 million in the prior year.

Loss from operations for the year ended November 30, 2012 was $10.1 million compared with loss from operations of $7.8 million for the year ended November 30, 2011. Research and development ("R&D") expenditures in the year ended November 30, 2012 increased to $6.0 million versus $5.1 million for the prior year, primarily due to the increase in stock-based compensation for R&D employees. After adjusting for stock-based compensation expense, expenditures for R&D were effectively the same in both years. Selling, general and administrative expenses in the year ended November 30, 2012 increased to $3.7 million versus $2.9 million in the prior year. After adjusting for stock-based compensation expense, expenditures for selling, general and administrative expenses were effectively the same in both years.

At November 30, 2012, Intellipharmaceutics' cash and cash equivalents totaled $0.5 million, compared with $4.8 million at November 30, 2011. The decrease in cash and cash equivalents during the year ended November 30, 2012 is mainly a result of cash used in operating activities related to R&D activities and the purchase of production, laboratory and computer equipment due to the acceleration of product development activities.

For the year ended November 30, 2012 net cash flows used in operating activities increased to $7.6 million compared to $7.0 million for the year ended November 30, 2011. The increase was due to the prior year cash payment from Par related to the amendment of the development and commercialization agreement. During these years the Company incurred similar cash expenditures in R&D activities and for selling, general and administrative expenses. For the year ended November 30, 2012 net cash flows from financing activities of $4.4 million compared to $11.3 million in the year ended November 30, 2011. In the year ended November 30, 2012 the Company completed a registered direct common share offering for gross proceeds of $5 million as compared to its prior year's completion of a private placement financing of common stock and warrants for gross proceeds of $12.0 million. For the year ended November 30, 2012 net cash flows used in investing activities of $1.0 million compared to $0.3 million in the year ended November 30, 2011. This increase related mainly to the purchase of production, laboratory and computer equipment due to the acceleration of product development activities.

Corporate Update

  In November 2012, the Company announced the successful completion of a Phase I clinical trial on our non-generic controlled-release formulation of pregabalin. This was the first bioavailability study of our controlled-release pregabalin versus Lyrica® (immediate release pregabalin). The study was carried out in 14 subjects. The results showed that our 150 mg pregabalin once-a-day dosage was comparable in bioavailability to Lyrica® 50 mg three-times-a-day dosage. Pregabalin is indicated for the management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia, spinal cord injury and fibromyalgia. According to Source Healthcare Analytics, U.S. sales for the 12 months ended December 2012 for Lyrica® (pregabalin capsules) were approximately $2.0 billion. There is no controlled-release formulation on the market at this time. There can be no assurance that additional clinical trials will meet our expectations, that we will be successful in submitting a new drug application 505(b)(2) filing with the United States Food and Drug Administration ("FDA"), that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.
  In November 2012, the Company announced the achievement of another of its previously announced development goals for 2012 with the completion of clinical batch manufacturing of Rexista™ oxycodone, and the initiation of Phase I studies of Rexista™ oxycodone. Preliminary Phase I data from this trial is expected in early 2013. According to Source Healthcare Analytics, U.S. sales for the 12 months ended December 2012 for OxyContin® were approximately $2.4 billion.
  In January 2013, the Company completed a private placement financing (the "Financing") of an unsecured convertible debenture (the "Debenture") in the principal amount of $1.5 million, which will mature January 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. Dr. Isa Odidi, CEO and Co-Founder, and Dr. Amina Odidi, COO and Co-Founder, of the Company provided the Company with the $1.5 million of the proceeds for the Debenture. The Financing was non-brokered and the net proceeds are to be used for working capital and general corporate purposes.

Intellipharmaceutics' goals for 2013 include the following:

  Obtain FDA approval of our generic version of Focalin XR®
  Obtain FDA approval of one or more additional ANDAs
  File up to two additional ANDAs with the FDA
  Establish one or more additional development/marketing alliances
  Complete Phase I studies of Rexista™oxycodone
  Complete additional Phase I studies of controlled-release pregabalin

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of product candidates in various stages of development, including eight ANDAs filed with the FDA, in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies and product candidates as compared to others, our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates, the actual size of the potential markets for any of our product candidates compared to our market estimates, our selection and licensing of product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, the timing and amount of insurance reimbursement for our products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, and the manufacturing capacity of third-party manufacturers that we may use for our products. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form and latest Form 20-F, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The audited consolidated financial statements, accompanying notes to the audited consolidated financial statements, and Management Discussion and Analysis for the year ended November 30, 2012 will be accessible on Intellipharmaceutics Website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Consolidated balance sheets
As at November 30, 2012 and 2011
(Stated in U.S. dollars)
	2012	2011
	$	$
Assets
Current
Cash and cash equivalents	497,016	4,817,088
Accounts receivable	2,778	3,383
Investment tax credits	301,932	349,861
Prepaid expenses, sundry and other assets	137,449	124,982
	939,175	5,295,314

Property and equipment, net	1,535,703	951,914
	2,474,878	6,247,228

Liabilities
Current
Accounts payable	512,360	554,210
Accrued liabilities	224,797	436,154
Employee costs payable	663,222	736,073
Current portion of capital lease obligations	51,524	43,383
Due to related parties	783,717	757,126
	2,235,620	2,526,946

Deferred revenue	--	107,091
Capital lease obligations	46,242	95,206
Warrant liability	1,960,893	6,611,015
	4,242,755	9,340,258

Shareholders' deficiency
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
17,906,937 common shares	147,152	147,152
(2011 - 15,908,444)
Additional paid-in capital	28,409,665	20,822,672
Accumulated other comprehensive loss	(240,010)	(115,035)
Accumulated deficit	(30,084,684)	(23,947,819)
	(1,767,877)	(3,093,030)
Contingencies
	2,474,878	6,247,228

Intellipharmaceutics International Inc.
Consolidated statements of operations and comprehensive loss for the years ended November 30, 2012, 2011 and 2010
(Stated in U.S. dollars)

	2012	2011	2010
	$	$	$

Revenue
Research and development	107,091	501,814	1,459,385
	107,091	501,814	1,459,385

Expenses
Research and development	5,992,417	5,125,608	4,533,310
Selling, general and administrative	3,672,313	2,925,454	2,699,204
Depreciation	452,303	227,456	242,778
Write-down on long lived assets	107,123	--	36,481
	10,224,156	8,278,518	7,511,773

Loss from operations	(10,117,065)	(7,776,704)	(6,052,388)
Fair value adjustment of derivative liabilty	3,841,233	5,346,878	223,782
Financing expense	--	(2,357,732)	--
Net foreign exchange gain (loss)	181,682	(70,036)	138,949
Interest income	20,691	60,790	27,001
Interest expense	(63,406)	(83,473)	(98,435)
Loss	(6,136,865)	(4,880,277)	(5,761,091)
Other comprehensive (loss) income
Foreign exchange translation adjustment	(124,975)	110,441	116,368
Comprehensive loss	(6,261,840)	(4,769,836)	(5,644,723)

Loss per common share, basic and diluted	(0.36)	(0.33)	(0.53)

Weighted average number of common
shares outstanding, basic and diluted	17,258,686	14,994,118	10,907,054

Intellipharmaceutics International Inc.
Consolidated statements of cash flows
for the years ended November 30, 2012, 2011 and 2010
(Stated in U.S. dollars)
	2012	2011	2010
	$	$	$

Loss	(6,136,865)	(4,880,277)	(5,761,091)
Items not affecting cash
Depreciation	452,303	227,456	242,778
Stock-based compensation	2,323,845	702,460	1,023,626
Deferred share units	36,727	33,101	12,426
Interest accrual	45,278	7,739	95,113
Investment tax credit written off	39,170	--	26,832
Fair value adjustment of derivative liability	(3,841,233)	(5,346,878)	(223,782)
Write-down on long lived assets	107,123	--	36,481
Financing expense	--	884,587	--
Unrealized foreign exchange (gain) loss	(145,724)	203,604	195,361

Change in non-cash operating assets & liabilities
Accounts receivable	605	(1,764)	3,808
Investment tax credits	57,094	869,406	675,461
Prepaid expenses and sundry assets	(10,206)	17,189	36,776
Accounts payable and accrued liabilities	(475,387)	203,743	(1,117,563)
Deferred revenue	(107,091)	98,186	(1,440,421)
Cash flows used in operating activities	(7,654,361)	(6,981,448)	(6,194,195)

Financing activities
Payments to related parties	--	(801,551)	(860,703)
Repayment of capital lease obligations	(44,364)	(22,452)	(36,317)
Deferred offering cost	--	--	(9,981)
Issuance of common shares on exercise of stock options	--	93,165	--
Proceeds from issuance of shares and warrants, gross	--	12,000,000	--
Proceeds from issuance of shares on exercise of warrants	187,500	--	--
Proceeds from issuance of shares, gross	5,000,000	--	--
Share issuance cost	(779,271)	--	--
Cash flows provided from (used in) financing activities	4,363,865	11,269,162	(907,001)

Investing activity
Purchase of property and equipment	(1,036,092)	(262,142)	(133,878)

Cash flows used in investing activities	(1,036,092)	(262,142)	(133,878)

Effect of foreign exchange gain on
cash held in foreign currency	6,516	2,380	9,718

(Decrease) increase in cash and cash equivalents	(4,320,072)	4,027,952	(7,225,356)
Cash and cash equivalents, beginning of period	4,817,088	789,136	8,014,492

Cash and cash equivalents, end of period	497,016	4,817,088	789,136

Supplemental cash flow information
Interest paid	39,173	163,099	104,943
Taxes paid	--	--	--
CONTACT: 30 Worcester Road
         Toronto, ON Canada M9W 5X2
         www.intellipharmaceutics.com

         Shameze Rampertab
         Vice President Finance & CFO
         416-798-3001 x106
         investors@intellipharmaceutics.com